06007812

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AB 4/6/06

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40985

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CNBS, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7200 West 132nd Street, Suite 240
(No. and Street)

Overland Park, Kansas 66213
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas P. Richardson (913) 402-2631
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
JUN 08 2006
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name – *if individual, state last, first, middle name*)

4801 Main Street, Suite 400 Kansas City, Missouri 64112
(Address) (City) (State) (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 8 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas P. Richardson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CNBS, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

CINDY A. MEAD
Notary Public – State of Kansas
My Appt. Expires 11-01-06

Douglas P. Richardson
Signature

Senior Vice President
Title

Cindy A. Mead
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McGladrey & Pullen
Certified Public Accountants

CNBS, LLC

Financial Report
December 31, 2005

Filed as public information pursuant to 17a-5(d) under the Securities Exchange Act of 1934

Contents

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report

To the Board of Directors
CNBS, LLC
Overland Park, Kansas

We have audited the accompanying statement of financial condition of CNBS, LLC as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CNBS, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

McGladrey & Pullen, LLP

Kansas City, Missouri
January 20, 2006

CNBS, LLC

Statement of Financial Condition
December 31, 2005

Assets		
Cash and cash equivalents	$	1,213,900
Receivables		
Clients		69,289
Accrued interest and other		30,364
Total receivables		99,653
Deferred compensation plan trust, at market value		377,355
Securities owned, at market value		2,449,300
Fixed assets, at cost, net of accumulated depreciation (Note 3)		248,708
Other assets		168,398
Total assets	$	4,557,314
Liabilities and Members' Equity		
Liabilities		
Accounts payable and accrued expenses	$	152,094
Deferred compensation plan (Note 5)		367,951
Total liabilities		520,045
Members' equity		4,037,269
Total liabilities and members' equity	$	4,557,314

See Notes to Financial Statements.

Note 1. Nature of Operations

CNBS, LLC ("the Company") is registered with the U.S. Securities and Exchange Commission (SEC) as a securities broker-dealer and investment adviser. The Company is a member of the National Association of Securities Dealers (NASD) and the Municipal Securities Rulemaking Board (MSRB). The Company provides fixed income securities transaction and investment advisory services to domestic financial and other institutional investors.

Note 2. Summary of Significant Accounting Policies

Security transactions: Securities transactions are recorded on a settlement date basis, generally within three business days after trade date, with related transaction revenue recorded on a settlement date basis, which approximates trade date. In certain cases, a broker-dealer or client will fail to deliver securities to the Company and, as a result, the Company will fail to deliver securities to the counterparty to the transaction. The Company promptly forwards securities upon receipt and will settle cash when the security is delivered. The failed security transactions are recorded as receivables from and payables to broker-dealers and clients on the Statement of Financial Condition.

Securities owned are valued at market. Securities owned as of December 31, 2005 consists of equity mutual funds and government agency securities.

Fixed assets: Fixed assets are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated lives of the assets, generally ranging from three to five years.

Income taxes: The Company is a limited liability company whereby income/loss passes through to the members and is taxed at their respective rates.

Use of estimates: The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as disclosure of the amounts of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Cash equivalents: The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2005, cash equivalents consist of money market accounts. At December 31, 2005, the Company's cash accounts exceeded federally insured limits by approximately $910,872.

Accounts receivable: Accounts receivable are stated at the amounts billed to clients and are ordinarily due when invoiced. Delinquent receivables are written off based on individual credit evaluation and specific circumstances of the client.

Note 3. Fixed Assets

The major categories of fixed assets and accumulated depreciation at December 31, 2005 are summarized as follows:

Computer hardware and software	$	776,515
Furniture and equipment		223,499
Total fixed assets		1,000,014
Less accumulated depreciation		(751,306)
Fixed assets, net	$	248,708

Note 4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit balances arising from customer transactions, as defined. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital would be less than 5 percent of aggregate debits. At December 31, 2005, the Company had net capital of $2,660,321, which was $2,410,321 in excess of its required net capital of $250,000.

Note 5. Deferred Compensation Plan

The Company has a deferred compensation agreement with its President that provides for annual payments beginning in 2012 for ten years. The Company accrues the present value of the total estimated deferred compensation using the straight-line method over the remaining years to the full eligibility date.

The Company has established a trust for the purpose of funding future obligations under the deferred compensation agreement. The trust as of December 31, 2005 consisted primarily of mutual funds and is valued at market value. These funds are to be used exclusively for the purpose of the deferred compensation agreement, subject to claims of general creditors in the event of insolvency. No additional contributions were made to the trust by the Company during the year ended December 31, 2005.

Note 6. Credit Risk

In the normal course of business, the Company's actions involve the execution and settlement of securities transactions. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled. The settlement of open transactions as of December 31, 2005 is not expected to have a material adverse effect on the financial condition of the Company.

As a securities broker-dealer, the Company is engaged in various securities trading activities. Exposure of the Company to credit risk associated with the non-performance of counterparties in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets, which may impair a counterparty's ability to satisfy its obligations to the Company.

Note 7. Commitments

As a source of liquidity, the Company has entered into an arrangement with an independent financial institution whereby the institution will extend credit to the Company in an amount up to $20 million. All advances under this agreement shall be secured by assets controlled by the Company, bear a rate of interest as determined by the lender and, unless otherwise requested by the Company, be for a period of one day. As of December 31, 2005, there were no amounts outstanding under this facility. During 2005, the Company accessed the line of credit for a total of 23 days at an average balance of approximately $2,045,970.

Additionally, the Company has entered into a Master Repurchase Agreement with a different financial institution whereby the Company may sell securities to the financial institution under an agreement to repurchase substantially the same securities at a later date. As of December 31, 2005, no amounts were outstanding under this facility. During 2005, the Company conducted 14 transactions at an average balance of approximately $1,629,349, under this agreement.